GLOBETECH VENTURES CORP.

INFORMATION CIRCULAR
(containing information as of January 27, 2010)

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders of Globetech Ventures Corp. (the “Company”) to be held on March 4, 2010, at the time and place set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and any adjournment of the Meeting.

PROXY INSTRUCTIONS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1; fax within North America: 1-866-249-7775; fax outside North America: (416) 263-9524 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

	(i)	signed by the shareholder, the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Computershare Investor Services Inc. or to the Company’s registered and records office, at Suite 300, 576 Seymour Street, Vancouver, British Columbia, V6B 3K1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

	(b)	in any other manner provided by law.

Exercise of Discretion by Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given in the proxy.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The cost of solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO AS “NON-REGISTERED SHAREHOLDERS”) ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered shareholders may be identical to that provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder.

If securities are listed in an account statement provided to a shareholder by a broker, then in almost all cases those securities will not be registered in such shareholder’s name on the records of the Company. Such securities will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. The directors and officers of the Company do not know for whose benefit the securities registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their securities are voted at the Meeting. Often the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. Should a Non-Registered Shareholder receiving such a form wish to vote at the Meeting, the Non-Registered Shareholder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank provided and return the materials to the broker as directed. A beneficial shareholder can expect to receive a scannable voting instruction form (VIF) from Broadridge Investor Communications (“Broadridge”). These VIFs are to be completed and returned in the envelope provided or by facsimile. In addition, both telephone voting and internet voting are provided as described on the VIF. The votes are tabulated by the results of the VIFs received from beneficial shareholders and Broadridge will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. A NON-REGISTERED SHAREHOLDER RECEIVING A VIF CANNOT USE THAT VIF TO VOTE SECURITIES DIRECTLY AT THE MEETING - THE VIF MUST BE RETURNED TO BROADRIDGE WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED. All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “person” includes each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), except that directors and executive officers of the Company and persons proposed as nominees for election as directors of the Company are eligible to receive stock options pursuant to the 2010 stock option plan, approval of which will be sought at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of January 21, 2010, are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Proxy Instructions” above).

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of January 21, 2010, the Company had 34,969,369 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

APPROVAL OF RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

EXECUTIVE COMPENSATION

Under this heading, the Company is including the disclosure required by Form 51-102F6 Statement of Executive Compensation.

For the purposes of this Information Circular, named executive officers of the Company means the following individuals (the “Named Executive Officers”):

(a)	the Company’s Chief Executive Officer (the “CEO”);

(b)	the Company’s Chief Financial Officers (the “CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation (see “Summary of Compensation”) was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at September 30, 2009, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, J. Casey Forward, President and Chief Executive Officer, and Ping Shen, Chief Financial Officer.

Compensation Discussion and Analysis

The Board reviews and gives final approvals with respect to compensation paid to the Company’s Named Executive Officers. Because the Company is an early-stage exploration company, the Board does not feel that the Company’s size warrants a compensation committee to evaluate compensation.

The Company’s compensation objectives include the following:

  to assist the Company in attracting and retaining highly-qualified individuals;

  to create among directors, officers, and consultants a sense of ownership in the Company and to align their interests with those of the shareholders; and

  to ensure competitive compensation that is also financially affordable for the Company.

The compensation program is designed to provide competitive levels of compensation. The Company recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, the Company’s Named Executive Officers may receive compensation that is comprised of three components:

  Salary, wages or contractor payments;

  Stock option grants; and

  Bonuses.

The objectives and reasons for this system of compensation are to allow the Company to remain competitive compared to its peers in attracting experienced personnel. The salaries are set on a basis of a review and comparison of salaries paid to executives at similar companies.

Stock option grants are designed to reward the Named Executive Officers for success on a similar basis as the shareholders of the Company, although the level of reward provided by a particular stock option grant is dependent upon the volatile stock market.

Any bonuses paid to the Named Executive Officers are allocated on a individual basis and are based on review by the Board of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations and overall performance. The bonuses are paid to reward work done above the base level of expectations set by the base salary, wages or contractor payments.

Mr. Forward and Ms. Shen received compensation by way of annual salaries and the issuance of stock options. This compensation was premised on the objective of retaining their services, motivating a high level of performance and rewarding them for their achievements and loyalty. All elements of compensation to both Named Executive Officers were approved by the Board and reflect each individual’s responsibilities to the Company.

Option-Based Awards

The Board believes that eligible persons working with the Company as Named Executive Officers, directors, consultants or employees should have a stake in the Company’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of stock option grants and reviews and recommends to the Company the allocation of such grants to directors, officers and consultants, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance.

These option-based awards are granted under the Company’s stock option plan. The Company considers previous grants of stock options when considering new grants.

Option Repricings

No options held by the Named Executive Officers were repriced downward during the Company’s most recently completed financial year ended September 30, 2009.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined by final compensation of years of service of the Company’s officers and key employees.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the financial year ended September 30, 2009:

Name and principal position	Year ended Sept 30	Salary ($)(1)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans(2)
J. Casey Forward, President and CEO	2009	36,000	N/A	Nil	N/A	N/A	N/A	Nil	36,000
Ping Shen, CFO	2009	13,500	N/A	Nil	N/A	N/A	N/A	Nil	13,500

(1)	Includes salary paid or accrued during the fiscal year.

(2)

LTIP or long term incentive plan means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or stock appreciate right plans or plans to compensate through restricted shares or restrict share units.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding (no share-based awards are outstanding) as of September 30, 2009:

Name	Option-based awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
J. Casey Forward	600,000	$0.15	December 20, 2010	Nil
Ping Shen	600,000	$0.15	December 20, 2010	Nil

(1) Calculated using the closing price of the Company’s shares on the NASDAQ Over-the-Counter Bulletin Board (the “OTCBB”) at September 30, 2009.

Value Vested or Earned During the Year

The following table sets out the aggregate dollar value of incentive stock options that would have been realized if the options under the option-based award had been exercised on the vesting date by the Named Executive Officers during the most recently completed fiscal year ended September 30, 2009:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Casey Forward	Nil	N/A	N/A
Ping Shen	Nil	N/A	N/A

Termination and Change of Control Benefits

The Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Director Compensation

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.

During the most recently completed financial year ended September 30, 2009, the directors who were not Named Executive Officers received the following compensation for services provided to the Company:

Name	Fees earned ($)(1)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Ian Bartholomew	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Kanwaljit S. Sachdeva	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1)        Includes fees paid or accrued during the fiscal year.

 Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as of September 30, 2009 (no share-based awards are outstanding) to directors who were not Named Executive Officers:

Name	Option-based awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Ian Bartholomew	200,000	$0.15	December 20, 2010	Nil
Kanwaljit S. Sachdeva	200,000	$0.15	December 20, 2010	Nil

(1)       Calculated using the closing price of the Company’s shares on the OTCBB at September 30, 2009.

Value Vested or Earned During the Year

The following table sets out the aggregate dollar value of incentive stock options that would have been realized if the options under the option-based award had been exercised on the vesting date by directors who were not Named Executive Officers during the most recently completed fiscal year ended September 30, 2009:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ian Bartholomew	Nil	N/A	N/A
Kanwaljit S. Sachdeva	Nil	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (2009 Stock Option Plan)	1,800,000	$0.16	4,606,070
Equity compensation plans not approved by securityholders	None	N/A	N/A
Total	1,800,000		4,606,070

AUDIT COMMITTEE

The Company is including the disclosure required by Form 52-110F2 of National Instrument 52-110 Audit Committees (“NI 52-110”) under this heading. The Company is a “venture issuer” under NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110.

Audit Committee Charter

The audit committee's mandate and charter can be described as follows:

1.

Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2.	All of the members of the Audit Committee shall be financially literate.

3.	The Audit Committee shall:

(a)

Review the Committee's charter annually, reassess the adequacy of this charter, recommend any proposed changes to the Board of Directors and consider changes that are necessary as a result of new laws or regulations.

(b)

Meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the management or others to attend the meetings and provide pertinent information as necessary.

	(c)	Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

	(d)	Be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

(e)

Approve any non-audit services provided by the independent auditors, including tax services, review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

(f)

Review with the management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

	(g)	Consider, with the management, the rationale for employing accounting firms rather than the principal independent auditors.

(h)

Inquire of the management and the independent auditors about significant risks or exposures facing the Company; assess the steps the management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

(i)

Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

(j)	Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

(k)

Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the management's responses thereto.

(l)	Review with the management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

(m)	Review with the management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

(n)

Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

(o)	Review all material written communications between the independent auditors and the management.

(p)

Review with the management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the management encountered during the audit.

(q)	Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

(r)

Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

(s)

Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

(t)	Perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The Audit Committee is currently composed of the following three directors: J. Casey Forward, Ian Bartholomew and Kanwaljit Sachdeva. J. Casey Forward is an executive officer of the Company and not considered to be independent. Ian Bartholomew and Kanwaljit Sachdeva are not executive officers and therefore independent. All three members are financially literate.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate, in that they have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Additionally, all of the members of the Audit Committee have accounting or related financial experience and are able to analyze and interpret a full set of financial statements, with the level of complexity of a mineral resource issuer such as the Company, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. The following table sets out each committee member’s relevant experience:

J. Casey Forward	Mr. Forward is a Certified General Accountant who has acted as Chief Financial Officer as well as director for several public companies
Ian Bartholomew	Mr. Bartholomew is a Chartered Accountant with many years of experience with public companies
Kanwaljit Sachdeva	Dr. Sachdeva is a businessman with many years of experience with public companies

The Audit Committee met four times in the 2009 fiscal year.

External Auditor Service Fees by Category

See below under the heading “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditor” for the disclosure required by this item of Form 52-110F2.

CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their governance practices in accordance with NI 58-101. The Company is a “venture issuer” within the meaning of NI 58-101. A discussion of the Company’s governance practices in accordance with Form 58-101F2 of NI 58-101 is set out below.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship that could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

J. Casey Forward and Ping Shen are executive officers of the Company and are therefore not considered to be “independent”. Ian Bartholomew and Kanwaljit Sachdeva are not executive officers of the Company, and accordingly are considered “independent” directors in that each is free from any interest and any business or other relationship which could reasonably be perceived to interfere with the exercise of his independent judgment.

The Board of Directors facilitates its exercise of independent supervision over management by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Board of Directors believes that fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed on the individual director’s participation in decisions of the Board in which the director has an interest by applicable corporate legislation, have been sufficient to ensure that each director exercises independent judgment in carrying out his responsibilities and acting in the best interests of the Company.

Directorship

The directors of the Company are currently directors of the following other reporting issuers:

Casey Forward	Net Soft Systems Inc., Gold Star Resources Corp. and Auric Development Corporation

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates.

Ethical Business Conduct

The Board of Directors has not, to date, adopted a formal written Code of Ethical Business Conduct. The current limited size of the Company’s operations, and the small number of officers and employees allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. The Board is aware of the recommendation in National Policy 58-201 Corporate Governance Guidelines to adopt a written code of business conduct and ethics and is reviewing different standards that may be appropriate for the Company to adopt.

To date, the Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director must disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction or in a written disclosure delivered to the Company’s records office. Unless the director properly discloses his interest and has the transaction properly approved, he may be liable to account to the Company for any profit he makes as a result of the transaction, unless the court finds that the transaction was fair and reasonable to the Company. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the shareholders by special resolution. An interested director would not be entitled to vote at meetings of directors which evoke any such conflict.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees to fill vacancies and for the next annual meeting the shareholders. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives and a willingness to serve.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole; however, this policy may be reviewed in the future depending on the circumstances of the Company.

Compensation

The Board periodically reviews the compensation paid to directors, management and other employees based on such factors as time commitment and level of responsibility, comparative fees paid by other companies in the industry in North America and the Company’s current position as an exploration company with limited operating revenue.

The Board does not have a compensation committee, and these functions are currently performed by the Board as a whole; however, this policy may be reviewed in the future depending on the circumstances of the Company.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors conducts periodic assessments of its members including individual assessments to determine if the board and the individual directors are performing efficiently. Based on the Company’s size, stage of development and the limited number of individuals on the Board of Directors, the Board considers a formal assessment process to be inappropriate at this time. As the activities of the Company develop, it will consider the establishment of more formal evaluation procedures, including more quantitative measures of performance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no “informed person”, any proposed director of the Company, or an associate or affiliate of any informed person or proposed director had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. “Informed Person” means: (a) a director or executive officer of the Company; (b) a director or officer of a person or company that is itself an informed person or subsidiary of the Company; or (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are generally performed by directors and executive officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) (the “Act”) or he becomes disqualified to act as a director.

Management of the Company proposes that the number of directors of the Company be determined at four (4) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company.

The following table sets out the names of management’s nominees for election as directors, the jurisdiction in which each is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each has been a director of the Company, the respective principal occupations or employments during the past five years (if such nominee is not presently a director who was elected to his present term of office by a vote of shareholders) and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

Name, Jurisdiction of Residence and Position with Company	Principal Occupation During the Past Five Years(1)(2)	Director Since	Number of Shares Owned
Casey Forward (3) Vancouver, BC President, Chief Executive Officer, and Director	Certified General Accountant	Since December 22, 2003	1,470,047 shares
Dr. Kanwaljit S. Sachdeva (3) Surrey, B.C. Secretary and Director	Businessman	Since October 7, 2004	335,873 shares
Ian Bartholomew (3) Delta, B.C. Director	Chartered Accountant	Since March 1, 2006	374,812 shares
Ping Shen Vancouver, BC Chief Financial Officer and Director	Certified General Accountant	Since December 20, 2007	250,000 shares

(1)	This information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(3)	Member of the Audit Committee

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, no director or officer of the Company is, or within ten years before the date hereof, has been, a director, officer, insider or promoter of any other reporting issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

J. Casey Forward is a director of Net Soft Systems Inc., a company listed on the TSX Venture Exchange. On June 1, 2005, trading in the securities of Net Soft was subject to a cease trade order issued by the British Columbia Securities Commission, for the failure by Net Soft to file its audited annual financial statements for the period ended December 31, 2004 and the interim period ended March 31, 2005, as well as Management Discussion and Analysis for the same periods. On October 21, 2005, trading in the securities of Net Soft was subject to a cease trade order issued by the Alberta Securities Commission for the failure by Net Soft to file its audited annual financial statements for the period ended December 31, 2004, and for the interim periods ended March 31, 2005 and June 30, 2005. These cease trade orders remain in effect.

On June 2, 2004, trading in the securities of Net Soft was subject to a cease trade order issued by the British Columbia Securities Commission for the failure by Net Soft to file its comparative financial statements for the failure by Net Soft to file its audited annual financial statements for the period ended December 31, 2003, and the interim period ended March 31, 2004. The cease trade order was revoked on July 8, 2004.

J. Casey Forward was a director of Yaletown Entertainment Corporation, a company listed on the TSX Venture Exchange. On January 26, 2005, trading in the securities of Yaletown Entertainment was subject to a cease trade order issued by the British Columbia Securities Commission, and on May 9, 2005, by the Alberta Securities Commission, for the failure by Yaletown Entertainment to file its comparative annual financial statements for the period ended December 31, 2004. On May 9, 2005, trading in the securities of Yaletown Entertainment was subject to a cease trade order issued by the Alberta Securities Commission for the failure by Yaletown Entertainment to file its comparative annual financial statements for the period ended December 31, 2004, and its interim financial statements for the period ended November 30, 2004. These cease trade orders remain in effect. Mr. Forward resigned as director of Yaletown Entertainment in January, 2009.

Penalties or Sanctions

No director or officer of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or officer of the Company has, within the 10 years before the date of the date hereof, as applicable, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or has instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders at remuneration to be fixed by the directors. Davidson & Company LLP, Chartered Accountants, was appointed auditor of the Company in March, 2009.

The table below provides for greater disclosure of the services provided by the Company’s external auditor, dividing the services into the four categories of work performed.

Type of Work	Fiscal 2009 Fees	Fiscal 2008 Fees
Audit Fees	$20,000.00	$30,502.00
Audit-Related Fees	Nil	Nil
Sub-total	$20,000.00	$30,502.00
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$20,000.00	$30,502.00

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees

No audit-related fees were paid; however, these fees may be paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements or interim financial statements, and are not reported under the audit services category above. These services included consultations on GAAP and financial statement disclosures, and discussion with management and audit committee members on internal controls and account procedures.

Tax Fees

Tax fees may be paid for tax compliance, tax advice and tax planning professional services. These services may consist of providing advice regarding transfer pricing issues, intellectual property, commodity and tax reviews, reviewing tax returns, providing advice regarding corporate structure, and assisting in responses to government tax authorities.

Other Fees

No other fees were paid for products and services other than the audit services and tax services described above.

2010 Stock Option Plan

The directors of the Company have adopted a 2010 stock option plan (the “Plan”), subject to shareholder approval. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees.

Under the Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan. The Administrator will be J. Casey Forward.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option will again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)	options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)	options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities in any 12 month period;

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire within one year after the option holder ceases to be a director, employee, consultant or management company employee, which time period the Company determines is reasonable;

(g)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants not vest when granted unless otherwise determined by the Board on a case by case basis. Stock options granted to consultants performing investor relations activities, will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Act, (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

To ensure that the Plan is acceptable to the Company’s shareholders, the directors of the Company are asking shareholders to approve the Plan at the Meeting. Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following ordinary resolution.

“Resolved that:

1.	The Company adopt a 2010 Stock Option Plan (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2.	The Company is authorized to grant stock options under the Plan, in accordance with its terms;

3.	Authority is granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.”

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The Company will provide to any securityholder upon request, copies of the Company’s financial statements and Management Discussion and Analysis for the most recently completed financial year. Please direct your request to the Company at Suite 1130, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, to request the Company’s financial statements and Management Discussion & Analysis.

ON BEHALF OF THE BOARD

“J. Casey Forward”
President